Via Facsimile and U.S. Mail
Mail Stop 6010

May 16, 2006

Mr. John L. Higgins
Chief Financial Officer and Executive Vice President, Finance and Corporate
Development
Connetics Corporation
3160 Porter Drive
Palo Alto, CA 94304

> **Re:** **Connetics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-27406**

Dear Mr. Higgins:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   Your cash from operating activities related to the change in your accounts receivable balance increased by $17.3 million during the year ended December 31, 2005 as presented on the statement of cash flows. You state that this cash inflow resulted from the timing of shipments during the year ended December 31, 2005 versus the prior year. Please provide us with additional information, in a disclosure-type format, that fully explains the cash inflow in 2005 and cash outflow in 2004 and demonstrates that you have recognized the related revenue in the proper periods. In addition, explain why accounts receivable at December 31,

2005 is only $863,000, which seems unusually low compared to historical balances. Disclose your standard credit terms, explaining any difference between those terms and days sales in accounts receivable at each balance sheet date presented.

Critical Accounting Policies and Estimates, page 45

2.   For each product that you have capitalized a significant amount of costs without approval of the product by the FDA, we request that you provide the information that follows, in a disclosure-type format.

- Specify he current status of the product approval process, including any contingencies needed to be resolved prior to obtaining FDA approval; the risks affecting the probability of obtaining FDA approval; and the estimated timing of obtaining approval.

- Specify the nature of any safety and efficacy, manufacturing and marketing, or labeling issues outstanding and why you do not believe those issues affect your probable future benefit conclusion.

- Specify the remaining shelf-life, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf-life.

- Specify the risks and uncertainties surrounding market acceptance of the product once approved and how this will effect the realization of the related asset.

- Describe the current status of product-related litigation, for example, patent infringement lawsuits, and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. You should include within that disclosure a robust analysis of the effect that any lawsuit and/or contractual restrictions had or will have on your initial assessment that an asset existed, as well as your ongoing assessment of the realizability of the capitalized inventory.

- Describe the effects of build–up of pre-launch inventory balances on liquidity.

Revenue Recognition- Reserves for Discounts, Returns, Rebates and Chargebacks, page 46

3.   We believe that your disclosure related to estimates of items that reduce your gross revenue such as product returns, rebates and chargebacks, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

    a).   The type and amount of each item that reduces your gross revenue at the balance sheet date. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each accrual. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

    b).   Expand your disclosure of the factors that you consider in estimating each accrual. Specifically, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. Describe how you estimate the prescription "fill-rate" with respect to your managed care and Medicaid rebates. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

    c).   If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

    d).   Please enhance your disclosure to present amounts separately for each item that reduces your gross revenue:

        •   the current provision related to sales made in current period;
        •   the current provision related to sales made in prior periods;
        •   actual returns or credits in current period related to sales made in current period; and
        •   actual returns or credits in current period related to sales made in prior periods.

    e).   Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces gross sales. For example, explain your $7.0 million sales returns allowance and rebate accruals related to Soriatane. Specifically explain what "new information" you obtained from Roche regarding Soriatane sales returns and government rebates and outline why this new information was unavailable at the time of the acquisition in March 2004. As your accounting policy with respect to sales returns is predicated in historical experience, please correlate your analysis of the Soriatane sales returns issue to paragraph 6 f. of SFAS No. 48.

Consolidated Financial Statements

Statements of Operations, page F-4

4.   Since cost of sales excludes amortization of acquired developed product rights, include a parenthetical disclosure after the caption cost of sales that discloses this omission. Tell us how you will comply with this comment in your next filing.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventory, page F-11

5.   We note in certain circumstances you may commence to manufacture inventory of commercial quantities of products that have not received final regulatory approval or satisfactory resolution of related outstanding litigation. Please provide us with an expanded accounting policy discussion, in a disclosure-type format, regarding the capitalization of unapproved products or a product in litigation, to address information that follows.

- Specifically state the point during the FDA approval process you determine that a probable future benefit exists.

- Disclose the status of the FDA's consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.

- For products that outstanding litigation has not been satisfactorily resolved, state the point during the litigation process that you determine that a probable future benefit exists.

- How you apply the lower-of-cost-or-market principle to pre-launch inventory. We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale when applying the lower-of cost-or-market principle.

- Separately present pre-launch inventory from commercial inventory and quantify the total amount of inventory by category; that is, raw materials, work in process and finished goods.

Stock-Based Compensation, page F-15

6. Tell us how you determined the 4 year expected life of stock options in 2005 and what caused the change in the assumption from 3.4 years in 2004. Tell us what expected life you will use in 2006.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant